Exhibit 99.1
Record Date for Voting Rights Exercisable at the Annual General Meeting of Shareholders to be Held in March 2013

Shinhan Financial Group (NYSE symbol: SHG) will close its shareholder registry from January 1, 2013 until January 15, 2013. According to the Articles of Incorporation of Shinhan Financial Group, December 31 of each year is the record date for Annual General Meeting of Shareholders and annual dividend payment, and accordingly our common shareholders that are registered in Shinhan Financial Group’s shareholder registry as of December 31, 2012 and the holders of our American Depositary Shares (“ADSs”) as of the same date will be entitled to exercise their voting rights at the Annual General Meeting of Shareholders and to receive dividends, if any, for the fiscal year 2012.